NEWS RELEASE

STRATASYS ANNOUNCES 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS & REHOVOT, Israel, August 1, 2018— Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys” or the “Company”), a global leader in additive technology solutions, today announced that it will hold its 2018 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, September 13, 2018, at 11:30 a.m. Israel time, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Monday, August 6, 2018.

The agenda for the Meeting is as follows:

1.

Re-election of each of the Company’s director nominees (consisting of Messrs. Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr), to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2019 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.	Approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer on an interim basis.

3.

Approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company's Board of Directors (the “Board”) that assists the interim Chief Executive Officer.

4.	Approval of a bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2017 and (ii) the additional services being provided by him on the oversight committee of the Board.

5.

Approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors, including the parameters for the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”).

6.	Approval of the renewal of coverage under the Company’s D&O Policy, effective as of November 2018 (the renewal date for the D&O Policy) (this proposal will not be brought for a shareholder vote to the extent Proposal 5 is approved by the requisite majority under Israeli law).

7.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Stratasys’ Board unanimously recommends that Stratasys’ shareholders vote in favor of each of the above proposals.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2017 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting in person or by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys' shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Vice President of Investor Relations, Yonah Lloyd, at the email address provided below.

This press release is also available on the Stratasys website at www.Stratasys.com.

About Stratasys Ltd.

Stratasys (NASDAQ: SSYS) is a global leader in additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.

Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.

Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com